WILLKIE FARR & GALLAGHER LLP

03 OCT -8 AM 7:21

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Tel: 212 728 8000
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VIA HAND DELIVERY

October 3, 2003

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the documents: (i) Notification of Interests of Directors dated October 2, 2003; and (ii) a notice of Directors' Shareholdings dated October 3, 2003.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact me at (212) 728-8000.

Very truly yours,

Hayley N. Lattman

Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.
The New York Stock Exchange, Inc.

Liberty International PLC
Interests of Directors

Following payment of the Liberty International PLC ("Liberty International") 2003 interim dividend on 16 September 2003, the Trustee of the Liberty International Share Incentive Plan ("SIP") advised the Company on 2 October 2003 that it had utilised the dividend proceeds to purchase 2,149 Liberty International ordinary shares of 50p each. The shares were purchased on 30 September 2003 at a price of £6.40 per share and have been allocated to relevant SIP participants. The shares, classified as "dividend shares" under the SIP, must be held in the Trust for a minimum period of three years, except in certain circumstances as specified in the rules of the SIP.

The Trustee of the SIP now holds a total of 125,735 shares, representing 0.04% of the issued ordinary share capital of Liberty International, registered in the name of Capita IRG Trustees Limited.

The Executive Directors of Liberty International are deemed to be interested in shares held by the Trustee by virtue of their being beneficiaries under the Trust, and following this allocation, the Executive Directors' individual SIP holdings have, for Messrs. Fischel, Badcock, Saggers and Smith, each increased by 26 dividend shares and for Mr Abel increased by 20 dividend shares. Consequently, 1,459 shares (0.0005%) are held by each of Messrs. Fischel, Badcock, Saggers and Smith and 1,122 shares (0.0004%) are held by Mr Abel in the SIP.

Susan Folger
Company Secretary

2 October 2003

Liberty International PLC ("the Company")

Directors' Shareholdings

Liberty International's Chairman, Mr D. Gordon informed the Company yesterday that he has purchased £3,000,000 in nominal amount of 3.95% Convertible Bonds of Liberty International due 2010 (the "Convertible Bonds") that are to be issued pursuant to the offering announced by the Company on 17 September 2003 (the "Offering"). Mr D Gordon purchased his interest on the open market in three tranches:

(i) £1,000,000 of Convertible Bonds on 26 September 2003 at 96.5 % of nominal amount;

(ii) £1,000,000 of Convertible Bonds on 29 September 2003 at 96.25% of nominal amount; and

(iii) £1,000,000 of Convertible Bonds on 30 September 2003 at 96.25% of nominal amount,

all due for settlement on 16 October 2003. These interests purchased, together with the interests disclosed on 26 September 2003, represent 2.083% of the Convertible Bonds due to be issued pursuant to the Offering.

Susan Folger
Company Secretary
Tel: 020 7887 7073

3 October 2003